THE HUNTINGTON FUNDS

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

April 18, 2012

VIA EDGAR

Mr. John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: The Huntington Funds (SEC File No. 811-05010)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of the Registration Statement on Form N-14 of the above-referenced registrant, with respect to the Huntington Mid Corp Fund and Huntington New Economy Fund, to Thursday, April 19, 2012.

Sincerely yours,
THE HUNTINGTON FUNDS
By: /s/ Jay S. Fitton
Jay S. Fitton, Secretary